Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

2012 DRILLING PROGRAM AT WASAMAC YIELDS ADDITIONAL SIGNIFICANT RESULTS

MONTREAL, Quebec, Canada, March 15, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce results from approximately 10,000 metres of drilling on its Wasamac property (the “Property”).

Highlights:

  New 2012 drill results include: 2.97 g/t Au over 69.47 metres, 3.70 g/t Au over 56.70 metres and 3.70 g/t Au over 29.89 metres in the Main Zone, 7.12 g/t Au over 7.20 metres, 3.43 g/t Au over 11.77 metres and 3.56 g/t Au over 12.11 metres in Zone 2 (all cut grades and true widths);

  A Preliminary Economic Assessment (PEA) of the project based on the December 2011 resource estimates should be completed by the end of March 2012;

  Richmont Mines is continuing its drilling program on Wasamac to better define the Main Zone and the upper portions of zones 1, 2 and 3.

Martin Rivard, President and CEO, commented: “We are very pleased with the results obtained to date with our 2012 exploration program and we expect to complete the PEA of the Property by the end of the first quarter of 2012.”

TABLE 1
NEW WASAMAC DRILL RESULTS(1)
							Vertical
				True	Cut		Depth of
Hole Number	Length	From	To	Width	Grade(2)	Zone	Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)		(metres)
WS-282-01	616	483.00	563.53	69.47	2.97	Main	506
WA-289-01AB	37		Abandoned, wrong deviation. Restarted with WS-289-01.
WS-289-01	597	493.20	567.30	56.70	3.70	Main	526
WS-291-01AB	57		Abandoned, wrong deviation. Restarted with WS-291-01.
WS-291-02AB1	60		Abandoned, wrong deviation. Restarted with WS-291-01.
WS-291-02AB2	48		Abandoned, wrong deviation. Restarted with WS-291-01.
WS-291-01	576	504.00	520.90	15.35	2.77	Main	468
WS-302-01	537	475.70	506.00	23.85	2.10	Main	483
WS-302-02	678	570.00	611.80	29.89	3.70	Main	590
WS-11-135	740	609.00	613.00	3.22	0.92	1	581
WS-390-01	618	526.70	543.70	11.77	3.43	2	529
WS-392-01	350	280.70	292.70	10.14	2.60	2	266
WS-394-01	485	410.70	419.80	8.17	1.54	2	369
WS-394-02	550	452.73	465.75	10.63	2.58	2	436
WS-402-01	350	268.00	281.00	10.60	2.60	2	259
WS-403-01	501	417.00	429.00	9.66	3.18	2	406

2012 Drilling Program at Wasamac Yields Additional Significant Results
March 15, 2012

TABLE 1
NEW WASAMAC DRILL RESULTS(1)
							Vertical
				True	Cut		Depth of
Hole Number	Length	From	To	Width	Grade(2)	Zone	Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t Au)		(metres)
WS-403-02	552	474.50	488.70	9.99	1.40	2	476
WS-403-03AB	43		Abandoned, wrong deviation. Restarted with WS-403-03.
WS-403-03	447	383.80	392.30	7.20	7.12	2	355
WS-406-01	406	331.40	346.40	12.11	3.56	2	322
WS-406-02	298	226.30	231.20	4.70	1.54	2	178
WS-410-01	350	289.50	305.00	14.49	1.64	2	238
WS-412-01	626	509.40	516.40	5.52	3.08	2	480
WS-11-136	564	427.95	433.45	5.17	1.95	3	327
Metres drilled:	10,086

(1)	Please see the regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 35 g/t.

Chart 1: Longitudinal Section – Wasamac: 2012 exploration results to date

Additional details about the Wasamac Property
As of December 31, 2011, the Wasamac property had estimated Measured and Indicated Resources of 6,762,455 tonnes grading 2.56 g/t Au for 556,385 ounces of gold, and Inferred Resources of 25,686,159 tonnes grading 2.58 g/t Au for 2,130,532 ounces of gold.

The 7.58 km2 (757.65 hectare) Wasamac property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district and is less than 10 km east of the Francoeur Mine. The past-producing Wasamac Mine produced a total of 1.9 million metric tonnes at an average grade of 4.16 g/t Au between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to an annual rate of approximately 100,000 ounces of gold. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

2012 Drilling Program at Wasamac Yields Additional Significant Results
March 15, 2012

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. 20% of samples (pulps and rejects) of the mineralized zones are being sent to the Techni-Lab (Actlabs) laboratory in Ste-Germaine-Boulé for verification.

The resource estimate of the Wasamac property is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
Visit our Facebook page